UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          Musicland Stores Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    62758B109
                                 (CUSIP Number)

                                January 23, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)
         |X|  Rule 13d-1(c)
         |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                                Page 1 of 5 Pages

CUSIP No. 62758B109                  13G                       Page 2 of 5 Pages



(1)      NAMES OF REPORTING PERSONS

              Jack W. Eugster

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              ###-##-####

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (A) |_|
                                                              (B) |_|

(3)      SEC USE ONLY


(4)      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States of America

                              (5) SOLE VOTING POWER

                                        0
         NUMBER OF SHARES
         BENEFICIALLY         (6) SHARED VOTING POWER
         OWNED BY
         EACH REPORTING                 0
         PERSON WITH
                              (7) SOLE DISPOSITIVE POWER

                                        0

                              (8) SHARED DISPOSITIVE POWER

                                        0

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

CUSIP No. 62758B109                  13G                       Page 3 of 5 Pages



(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES.

         |_|

(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              0%

(12)     TYPE OF REPORTING PERSON

              IN


ITEM 1(a).    NAME OF ISSUER

                   Musicland Stores Corporation

ITEM 1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                   10400 Yellow Circle Drive
                   Minnetonka, MN  55343

ITEM 2(a).    NAME OF PERSON FILING

                   Jack W. Eugster

ITEM 2(b).    ADDRESS OF PRINCIPAL  BUSINESS  OFFICE  OR,  IF  NONE,  RESIDENCE

                   10400 Yellow Circle Drive
                   Minnetonka, MN  55343

ITEM 2(c).    CITIZENSHIP

                   United States of America

ITEM 2(d).    TITLE OF CLASS OF SECURITIES

                   Common Stock, par value $0.01 per share

ITEM 2(e).    CUSIP NO.

                   62758B109

CUSIP No. 62758B109                  13G                       Page 4 of 5 Pages



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 13d-l(b), OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:
         (a)  Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o).
         (b)  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
         (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
         (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
         (e)  An investment adviser in  accordance with  section 240.13d-1(b)(1)
              (ii)(E).
         (f)  An employee  benefit plan  or endowment  fund in  accordance  with section 240.13d-1(b)(1)(ii)(F).
         (g)  A  parent  holding company  or  control person in  accordance with section 240.13d-l(b)(1)(ii)(G).
         (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
         (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
         (j)  Group, in accordance with section 240.13d-l(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

         (a) Amount Beneficially Owned:

                0

         (b) Percent of Class:

                0%

         (c) Number of shares as to which such person has:
                (i)   Sole power to vote or to direct the vote:                0
                (ii)  Shared power to vote or to direct the vote:              0
                (iii) Sole power to dispose or to direct the disposition of:   0
                (iv)  Shared power to dispose or to direct the disposition of: 0

CUSIP No. 62758B109                  13G                       Page 5 of 5 Pages



ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X| .

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

              Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

              Not applicable

ITEM 10. CERTIFICATION: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 12, 2001          By:         /s/Jack W. Eugster
                                        ----------------------------------------
                                        Name:  Jack W. Eugster
                                               Individually